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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)/*/


                               Vista 2000, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   928393107
                   -----------------------------------------
                                (CUSIP Number)



                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                (312) 696-2102
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                 May 12, 1997
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 4 Pages

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 928393107
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Citadel Limited Partnership
                FEIN No.: 36-3754834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7          Reporting person has voting and dispositive
     NUMBER OF                  power over 90 shares of Common Stock, par value
                                $.01 per share.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   See item 7 above.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                See item 7 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                0.00% (Based on 18,074,970 shares of Common Stock issued and outstanding as of September 28, 1996.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 2 of 4 Pages

     This is the second amendment to the Schedule 13D previously filed by the reporting person with respect to the securities of the issuer set forth on the cover page hereto (such initial filing, together with any prior amendments thereto, the "Prior Filing"). This amendment is being filed in order to amend and restate Item 5 of the Prior Filing in its entirety in connection with sales of the issuer's preferred stock by affiliates of the reporting person.


Item 5. Interest in Securities of the Issuer

     (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of the Common Stock held by each of Nelson and Olypmus, which as of the date for the filing of this statement aggregated 90 shares of Common Stock.

     (b) Citadel has the sole power to vote and the sole power to dispose of the Common Stock on behalf of Nelson and Olympus.

     (c) No transactions with respect to the Issuer's Common Stock have been effected during the 60-day period ending May 11, 1996. Effective May 12, 1997, each of Nelson and Olympus sold all Convertible Securities held by each of them to a purchaser affiliated with the Issuer for an aggregate amount of consideration equal to $320,000.

     (d) Nelson and Olympus, as the direct beneficial and legal owners of the Common Stock have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.

     (e) As of the date for the filing of this statement, Nelson and Olympus collectively own less than 5% of the Issuer's Common Stock. As a consequence, from and after such date Citadel shall not be deemed to be the beneficial owner of more than 5% of the Issuer's Common Stock.

                                                               Page 3 of 4 Pages

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 19, 1997                      Citadel Limited Partnership

                                         By:  GLB Partners, L.P.,
                                              its general partner

                                         By:  Citadel Investment Group, L.L.C.,
                                              its general partner

                                         By:  /s/ Kenneth C. Griffin,
                                              -----------------------
                                              its manager


                                                               Page 4 of 4 Pages